



Bratton Construction, LLC
Small Business Bond™

Bond Terms:

Bond Yield: 9.00%
Target Raise Amount: $350,000
Offering End Date: December 21, 2022

Repayment Period: 5 years (60 months)
Minimum Raise Amount: $50,000

Company Details:

Name: Bratton Construction, LLC
Founded: January 9, 2020
Address: 728 NE Dekum St.
          Portland, OR 97211

Industry: Commercial and Institutional Building Construction
Employees: 15
Website: https://www.brattonconstruction.net/

Use of Funds Allocation:

If the maximum raise is met:

$136,875 (39.11%) – of the proceeds will go towards payroll
$75,000 (21.43%) – of the proceeds will go towards truck & trailer
$75,000 (21.43%) of the proceeds will go towards equipment
$50,000 (14.28%) of the proceeds will go towards operations
$13,125 (3.75%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Facebook: 50 Followers





Business Metrics:

	FY20	FY21	YTD 8/31/2022
Total Assets	$16,283	$278,812	$394,261
Cash & Cash Equivalents	$25,162	$28,889	$171,392
Accounts Receivable	-$12,510	$226,475	$202,189
Short-term Debt	$7,917	$27,650	$49,340
Long-term Debt	$0	$0	$0
Revenue	$111,562	$628,528	$180,095
Cost of Goods Sold	$32,359	$222,660	$22,153
Taxes	$0	$0	$0
Net Income	$10,427	$269,619	$93,960

Recognition:

Bratton Construction, LLC (DBA Bratton Construction)'s CEO Sharon Maxwell has owned and operated Bratton Construction for over two decades in Oregon, Washington, Southern California and Tennessee. Maxwell prevailed in a traditionally male-dominated industry, earning the following coveted certifications: MWESB, DBE, WBE, MBE, ESB, WOSB. When many urban communities lacked employment opportunities in the late 90's and early 2000's, Sharon Maxwell aspired to employ local people of color and provide them with an opportunity to earn a living wage. Over the years, Bratton Construction Company has hired over 200 people from local markets and funded resources that encourage professionals to learn a skill and be among the laudable men and women of color who build our cities and improve our lives every day.

About:

Bratton Construction, LLC (DBA Bratton Construction) builds people who build communities that build cities. They provide Commercial and Residential construction services including new construction, renovation, tenant improvement, and remodeling. They work with State Agencies, City bureaus, County procurements, Schools, Colleges and, on the residential side, private clients.

For more information, contact our Customer Support Team at support@thesmbx.com

